Exhibit 99.1

GW Pharmaceuticals PLC Director/PDMR Shareholding

GW Pharmaceuticals PLC ("GW Pharmaceuticals" or the "Company", “GW”)

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Porton Down, UK, 12 August 2014: GW Pharmaceuticals (NASDAQ: GWPH, AIM: GWP) hereby provides notification that the Company has today granted the following awards to Directors over the Company’s Ordinary shares (“Shares”) in the form of nominal-cost options (“Awards”) under the GW Pharmaceuticals plc Long-Term Incentive Plan, which was approved by shareholders on 18 March 2008:

Name	Number of Ordinary Shares under this Award	Total number of Ordinary Shares over which options / awards held
Dr Geoffrey Guy	82,639	1,997,352
Justin Gover	67,955	1,695,833
Dr Stephen Wright	56,735	1,168,446
Chris Tovey	50,018	516,575
Adam George	46,071	563,993

The Remuneration Committee consider that retention of the Executive Director team is likely to be a key success factor that will contribute towards the successful execution of the Company’s strategy. Vesting of these Awards is therefore linked to a service condition requiring 3 years’ service by each Director. Subject to successful completion of this service period the Awards will vest and become exercisable upon the third anniversary of the date of grant.

Once vested, an Award may be exercised at any time prior to the tenth anniversary of the date of grant. The exercise price of the Awards is 0.1p per Share, being the par value of the Shares. Awards which do not vest on 12 August 2017 will lapse permanently.

Enquiries:

GW Pharmaceuticals PLC

Adam George, CFO/Company Secretary	Tel: +44 (0)	1980 557 000

Stephen Shultz, VP Investor Relations	Tel:	917 280 2424

Peel Hunt LLP (Nominated Adviser)	Tel: +44 (0)	207 418 8900

James Steel/Oliver Jackson